15048152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69197

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CHINA RENAISSANCE SECURITIES (US) INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza – Suite 1900
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan D. Hong (212) 554 – 2958
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Center	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Jonathan Hong, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to China Renaissance Securities (US) Inc., as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither China Renaissance Securities (US), Inc., nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CEO

Notary Public

2/27/15
Date

CAROLINE O BARON
Notary Public - State of New York
NO. 01BA6229274
Qualified in Suffolk County
My Commission Expires 10/4/18

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
China Renaissance Securities (US) Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which China Renaissance Securities (US) Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated the Company met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications which should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2015

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of
CHINA RENAISSANCE HOLDINGS LIMITED)
(S.E.C. I.D. No 8-69197)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

This report is deemed **PUBLIC** in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
China Renaissance Securities (US) Inc.
New York, New York

We have audited the accompanying statement of financial condition of China Renaissance Securities (US) Inc. (the "Company") as of December 31, 2014, you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of China Renaissance Securities (US) Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS	
CASH	$3,866,408
CERTIFICATES OF DEPOSIT, AT FAIR VALUE	4,969,898
DEPOSITS WITH CLEARING ORGANIZATIONS	250,000
ACCOUNTS RECEIVABLE	47,830
FIXED ASSETS — Net of accumulated depreciation of $31,432	107,886
SECURITY DEPOSITS	99,869
OTHER ASSETS	51,792
TOTAL	$9,393,683
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to affiliate	$ 17,452
Accrued expenses and other liabilities	416,160
Total liabilities	433,612
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value; 1,000,000 shares authorized, issued, and outstanding	1,000,000
Paid-in capital	10,000,000
Deficit	(2,039,929)
Total stockholder's equity	8,960,071
TOTAL	$9,393,683

See notes to Statement of Financial Condition.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — China Renaissance Securities (US) Inc. (the "Company") was formed as a corporation in the State of New York on August 23, 2012 as a wholly owned subsidiary of China Renaissance Holdings Limited (the "Parent"). Effective July 24, 2013, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description — The Company was formed to provide third-party research to institutional customers in the U.S. on companies based in China and Hong Kong. In April 2014 the Company received approval to extend its business operations to act as an introducing broker via a fully disclosed clearing agreement with Industrial and Commercial Bank of China Financial Services LLC ("ICBC") to provide execution, clearing and settlement services to its customers. In September 2014, a further approval was granted to allow the Company to act as an underwriter or selling group participant for dual United States and China equity offerings. The Company does not solicit investments or handle customer funds and/or securities.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates in the Preparation of Financial Statements — The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Income Taxes — The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of its

net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

Cash — All cash is on deposit in non-interest-bearing accounts with major financial institutions.

Deposits with Clearing Organizations — All funds are held by Industrial and Commercial Bank of China Financial Services LLC, the Company's fully disclosed clearing agent.

Service Fees — The Company engages in the distribution of third-party research to institutional clients. Revenue generated from commission-sharing agreements with client brokerage firms is the primary revenue source for the Company. Service fee revenues are recorded when earned.

Commissions — The Company earns commissions from its customers for trades executed, cleared and settled by ICBC acting as the Company's fully disclosed clearing agent.

Furniture and Equipment — Furniture and equipment is stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The recovery periods for furniture and equipment are five years and three years, respectively.

Fair Value of Financial Assets and Liabilities — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, certificates of deposit, deposits with clearing organizations, accounts receivable, payable to affiliate, other assets, and accrued expenses and other liabilities.

In determining fair value, the Company considers a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices in active markets, valuation of these products does not entail a significant degree of judgment.

- Level 2— Level 2 inputs are inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are derived principally from observable market data.

- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company's portfolio of Certificates of deposit is based upon third party pricing sources, and is consequently a Level 2 valuation. The prices supplied by third party pricing sources are reviewed by the Company's management to ensure they are consistent with other comparable instruments and prices calculated from observable market interest rates.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities that represent payments due for outside services and other various liabilities.

Recent Accounting Pronouncements — ***ASC 606, Revenue from Contracts with Customers.*** In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The new guidance will create a more principles-based approach to revenue recognition. Under the new guidance, companies will recognize revenue to depict the transfer of goods or services to customers in amounts that reflect consideration to which a company expects to be entitled in exchange for those goods or services by applying a five step-process. The standard would require additional disclosures and provide more guidance for transactions such as revenue and contract modification. The guidance must be adopted using either a full retrospective approach or a modified retrospective approach. In addition, an explanation of the significant changes between the reported results under the new revenue standard and prior US GAAP is needed. The guidance will be applicable for the Company in the fiscal year beginning January 1, 2019. The Company is currently evaluating the impact of adopting this ASU on the Company's consolidated financial statements.

ASC 205, Presentation of Financial Statements – Going Concern. In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. This update requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). When conditions or events raise substantial doubts about an entity's ability to continue as a going concern, management shall disclose: i) the principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern; ii) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and iii) management's plans that are intended to mitigate the conditions or events – and whether or not those plans alleviate the substantial doubt about the entity's ability to continue as a going concern. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and early application is permitted. The Company is currently evaluating the impact of adopting this ASU on the Company's consolidated financial statements.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's assets measured at fair value on a recurring basis consist of FDIC-insured Certificates of deposit maintained in a portfolio with UBS Financial Services Inc. The Company values these instruments using unadjusted vendor prices. These prices are reviewed by Management and compared to quoted market prices for similar securities, and to modeled prices derived from observable market interest rates. These assets are classified as Level 2 of the hierarchy. The Company's assets measured at fair value on a recurring basis in the Statement of Financial Condition consist of the following:

AT DECEMBER 31, 2014

Assets	Level 1	Level 2	Level 3	Total
Certificates of deposit	$ 0	$ 4,969,898	$ 0	$ 4,969,898
BALANCE — December 31, 2014	$ 0	$ 4,969,898	$ 0	$ 4,969,898

The fair value of all other financial assets and liabilities reflected in the Statement of Financial Condition (consisting primarily of Cash, Deposits with Clearing Organizations, Accounts receivable, Security Deposits, and accrued expenses and other liabilities), approximates the carrying value due to the short-term nature and characteristics of the asset or liability.

4. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company is subject to taxation in the United States and various state jurisdictions. As of December 31, 2014, the Company's tax year 2014 is subject to examination by the tax authorities.

Deferred tax assets:	
Federal	580,399
State and local	331,948
	912,347
Valuation Allowance	(912,347)
Total provision for income taxes	0

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the period ended December 31, 2014. Such objective evidence limits the ability to consider other subjective evidence, such as projections for further growth. On the basis of the evaluation as of December 31, 2014, a valuation allowance of $912,347 has been recorded to record only the portion of the deferred tax assets that is more likely than not, the deferred tax asset will not be fully realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the

form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as projections for growth.

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $8,577,092 that was $8,327,092 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 at December 31, 2014.

6. RELATED-PARTY TRANSACTIONS

Management Services Fees — According to the Management Services Agreement (the "Agreement") between the Company and China Renaissance Securities Hong Kong, Ltd., the Company shall pay China Renaissance Securities Hong Kong, Ltd., for research services provided as specified according to the invoicing terms.

The payable to affiliate represents service fees payable to China Renaissance Securities Hong Kong, Ltd., for the provision of research and reimbursement of various operating expenses paid on behalf of the Company. The amount payable as of December 31, 2014 was $17,452.

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to December 31, 2014 through the date these financial statements were issued, and determined there were no events or transactions during such period which would require recognition or disclosure in these financial statements.

華 興 資 本
CHINA RENAISSANCE

China Renaissance Securities (US) Inc.
45 Rockefeller Plaza, Suite 1900
New York, NY 10111
Tel: +1 (212) 554 2960
Fax: +1 (212) 554 2967
www.chinaraniassance.com

Exemption Report

China Renaissance Securities (U.S.) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii). The company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) from June 1, 2014 to December 31, 2014 without exception.

I, Jonathan Hong, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Jonathan Hong
Chief Executive Office

February 27, 2015